FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2004

Commission File Number 1-8320

Hitachi, Ltd.

(Translation of registrant’s name into English)

6-6, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-8280, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      ×             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      ×

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K contains the following:

1.	Interim business report for the first half of the fiscal year ending March 31, 2005.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hitachi, Ltd.
(Registrant)

Date	February 8, 2005	By	/s/ Takashi Hatchoji
Takashi Hatchoji
Senior Vice President and Executive Officer

(Summary Translation)

Interim Business Report

(from April 1, 2004 to September 30, 2004)

Hitachi, Ltd.

Tokyo, Japan

(Note) Certain information including product introduction is omitted from this English translation.

To Our Shareholders:

In providing this report on our business results for the first half of fiscal 2004, we wish to express our deep gratitude to all our shareholders for the understanding and support you have extended to the Hitachi Group.

During the half-year period, the Japanese economy made solid progress on the strength of expanded private-sector plant and equipment investment, growth in exports, and a rebound in consumer spending.

The resulting improved business environment was among the factors that enabled Hitachi to achieve first-half consolidated revenues of ¥4,329.9 billion, an improvement of 7% from the same period a year earlier.

Major factors affecting profits included a marked improvement in the profit in the HDD business of Information & Telecommunication Systems and substantial increases in operating income posted by Electronic Devices, Digital Media & Consumer Products and High Functional Materials & Components, the segments encompassing the electronic product businesses. As a result, consolidated operating income came to ¥127.3 billion, up 529% from the same period of the preceding year. Interim income before income taxes and minority interests amounted to ¥136.0 billion and net income rose 664% from the same period of the preceding year, to ¥41.1 billion.

Looking at unconsolidated results, Hitachi, Ltd.(the “Company”), recorded revenues of ¥1,152.8 billion, up 2% from the same period of the preceding year. Although the Company posted an operating loss of ¥21.7 billion, ordinary income came to ¥9.6 billion. In addition, the Company posted extraordinary gain of ¥9.9 billion from the sale of investments and affiliates’ stock and extraordinary gain of ¥4.5 billion from the sale of land. Owing to the inclusion of the total extraordinary gain of ¥14.4 billion, interim net income amounted to ¥26.5 billion.

At a meeting of the Board of Directors, the Company decided to pay an interim dividend of ¥5.5 per share.

In line with “i.e.Hitachi Plan II,” a medium-term management plan setting goals to be reached by 2005, Hitachi is continuously pushing forward with management reforms aimed at enhancing the value of the Hitachi Group. During the half-year period under review, emphasis was placed on building powerful systems for infusing Group management into the corporate fabric. One move in this direction was the establishment of Hitachi Group Headquarters as an office for formulating and implementing a new Hitachi Group growth strategy.

On October 1, 2004, in order to accelerate growth of the automotive equipment business, Hitachi acquired TOKICO Ltd. and Hitachi Unisia Automotive, Ltd. through a merger. Other moves included the consolidation of automatic teller machines (the “ATM”) and other information equipment businesses with Omron Corporation and transfer of the printer business to Ricoh Company, Ltd. Further, the Company reached an agreement with TOSHIBA CORPORATION and Matsushita Electric Industrial Co., Ltd., under which a joint-venture company for manufacture and sale of LCD panels for flat-panel TVs will be established in January 2005.

Of special note regarding financial strategy is the issuance in October 2004 of ¥100 billion convertible bonds. The procured funds are expected to be used to secure funding for forward-looking investments such as R&D and capital investments in the targeted businesses as profit-making resources in an effort to realize further growth in coming years.

The head office of Hitachi, Ltd. moved to Marunouchi, Chiyoda-ku, Tokyo as of September 27, 2004.

Our view is that the future business environment is likely to be affected by a gradually intensifying deceleration of the Japanese economy owing to slower growth in exports and private-sector plant and equipment investment caused by a slowdown in the US economy. We intend to meet the challenge of every issue confronting the company with a “Commitment to Growth” irrespective of the severity of the business environment and, by achieving the goals of “i.e.Hitachi Plan II,” to continue remaking Hitachi into a “Best Solutions Partner.”

We hope we can look forward to receiving your continuing support and understanding of our efforts.

December 2004

Tsutomu Kanai
Chairman of the Board

Etsuhiko Shoyama
President and Chief Executive Officer

Outline of Business Results

Information & Telecommunication Systems

Revenues increased 2%, to ¥1,071.7 billion, from the same period of the preceding year due to the solid performance of outsourcing services operations in the software and services businesses, and the increased sales of HDDs and ATMs for the new bill in the hardware business. Operating income increased 436%, to ¥28.9 billion, largely attributable to the upturned profit in the HDD operations.

Electronic Devices

Hitachi High-Technologies Corporation registered good growth mostly in the semiconductor and LCDs related manufacturing machines, and revenues in the displays operations also rose. Thus the segment saw revenues increase 14% from the same period of the preceding year, to ¥692.0 billion. Operating income increased 718%, to ¥30.0 billion, due primarily to a substantial increase in the profit of Hitachi High-Technologies Corporation and an improvement in the profit of display business.

Power & Industrial Systems

Although power generation equipment business was sluggish, Hitachi Construction Machinery Co., Ltd. posted higher revenues in overseas markets, and revenues of air-conditioning equipment and industrial equipment increased. Thus, segment revenues increased 4% from the same period of the preceding year, to ¥1,120.8 billion. Operating income increased 27%, to ¥10.0 billion.

Digital Media & Consumer Products

Segment revenues increased 10% from the same period of the preceding year, to ¥646.1 billion, due primarily to the increased revenues of plasma TVs and liquid crystal projectors, and the solid results of home appliances such as room air conditioners and washing machines. Operating income amounted to ¥10.6 billion, an increase of ¥9.8 billion yen from the same period of the preceding year, due primarily to an improvement in the profit of home appliances and an increase in the profit of liquid crystal projectors and other display equipment.

High Functional Materials & Components

Good growth was registered by Hitachi Chemical Co., Ltd., Hitachi Metals, Ltd. and Hitachi Cable, Ltd., mostly in the electronic related materials. Segment revenues increased 19% from the same period of the preceding year, to ¥740.4 billion. Operating income rose 337%, to ¥40.3 billion.

Logistics, Services & Others

Hitachi Transport System, Ltd. showed a solid performance. However, due to a decrease in sales of overseas sales companies, caused by reorganization of semiconductor operations, segment revenues amounted to ¥610.3 billion approximately the same as the same period of the preceding year. The segment recorded operating income of ¥7.5 billion, rebounding from an operating loss of ¥0.3 billion in the same period of the preceding year. This was due to the good growth of logistics service operations and an improvement in the operational efficiency of overseas sales companies.

Financial Services

Segment revenues increased 1%, to ¥270.7 billion, from the same period of the preceding year due to the solid performance of financial services related operations. Operating income increased 22%, to ¥9.9 billion.

Information on Common Stock (As of September 30, 2004)

Authorized                     10,000,000,000 shares

Issued                               3,368,126,056 shares

                    Capital Stock                        ¥282,033,991,613

                    Number of Shares per Unit          1,000 shares

Number of Shareholders            419,690

Shareholders Composition

Class of Shareholders	Number of Shareholders	Number of Shares Held (shares)	Percentage to Total (%)
Financial Institutions and Securities Firms	486	985,973,578	29.27
Individuals	414,127	1,042,700,768	30.96
Foreign Investors	1,102	1,170,283,338	34.75
Others	3,971	168,979,054	5.02
Governments	4	189,318	0.00

Total	419,690	3,368,126,056	100.00

Transition of Shareholders Composition

Class of Shareholders	March 2003	March 2004	September 2004
Financial Institutions and Securities Firms	36.83%	30.62%	29.27%
Individuals	30.44%	29.79%	30.96%
Foreign Investors	29.38%	34.66%	34.75%
Others	3.34%	4.92%	5.02%
Governments	0.01%	0.01%	0.00%

Total	100.00%	100.00%	100.00%

10 Largest Shareholders

Name of Shareholders	Number of Shares Held	Percentage to Total
	shares	%
NATS CUMCO	208,058,050	6.18
The Master Trust Bank of Japan, Ltd.	195,965,000	5.82
Japan Trustee Services Bank, Ltd.	187,047,000	5.55
State Street Bank and Trust Company	152,665,510	4.53
The Chase Manhattan Bank, N.A. London	150,473,846	4.47
Nippon Life Insurance Company	102,596,960	3.05
Hitachi Employees’ Shareholding Association	87,961,952	2.61
The Dai-Ichi Mutual Life Insurance Company	82,078,222	2.44
Hitachi, Ltd.	70,209,360	2.08
Trust & Custody Services Bank, Ltd.	61,471,000	1.83

Note:	NATS CUMCO is the nominee name of the depositary bank, Citibank, N.A., for the aggregate of the Company’s American Depositary Receipts (ADRs) holders.

Board of Directors and Executive Officers (As of October 1, 2004)

Board of Directors
Chairman of the Board	Tsutomu Kanai
Director	*Etsuhiko Shoyama
Director	Yoshiki Yagi
Director	Kotaro Muneoka
Director	*Takashi Miyoshi
Director	**Ginko Sato
Director	**Hiromichi Seya
Director	**Akira Chihaya
Director	**Toshiro Nishimura
Director	*Isao Uchigasaki
Director	Takashi Kawamura
Director	Yoshiro Kuwata
Director	Hiroshi Kuwahara
Director	Masayoshi Hanabusa

(Notes)	1. The Directors marked with * concurrently serve as Executive Officers.
2. The Directors marked with ** are outside directors who fulfill the qualification requirements to be outside directors as provided for in Article 188.2.7-2 of the Commercial Code of Japan.
3. Members of each committee are as follows.
Nominating Committee: Tsutomu Kanai (Chairman), Etsuhiko Shoyama, Ginko Sato, Hiromichi Seya, Toshiro Nishimura
Audit Committee: Yoshiki Yagi (Chairman), Kotaro Muneoka, Ginko Sato, Hiromichi Seya, Toshiro Nishimura
Compensation Committee: Tsutomu Kanai (Chairman), Etsuhiko Shoyama, Hiromichi Seya, Akira Chihaya, Toshiro Nishimura

Executive Officers
Representative Executive Officer President and Chief Executive Officer	Etsuhiko Shoyama

Representative Executive Officer Executive Vice President and Executive Officer	Katsukuni Hisano	In charge of automotive systems business.

Representative Executive Officer Executive Vice President and Executive Officer	Isao Ono	In charge of sales operations, information & telecommunication systems business and digital media business.

Representative Executive Officer Executive Vice President and Executive Officer	Michiharu Nakamura	In charge of research & development, business incubation and corporate export regulation.

Representative Executive Officer Executive Vice President and Executive Officer	Masaharu Sumikawa	In charge of power & industrial systems business and production engineering.

Senior Vice President and Executive Officer	Kazuo Furukawa	In charge of information & telecommunication systems business.

Senior Vice President and Executive Officer	Hiroaki Nakanishi	In charge of global business and business development.

Senior Vice President and Executive Officer	Takashi Hatchoji	In charge of Hitachi group legal and corporate communications, corporate auditing and human resources.

Senior Vice President and Executive Officer	Takashi Miyoshi	In charge of finance and corporate pension system.

Senior Vice President and Executive Officer	Takuya Tajima	In charge of sales operations.

Vice President and Executive Officer	Shigeharu Mano	In charge of power systems business.

Vice President and Executive Officer	Kazuhiro Mori	In charge of industrial systems business.

Vice President and Executive Officer	Yoshito Tsunoda	In charge of urban planning and development systems business.

Vice President and Executive Officer	Manabu Shinomoto	In charge of platform and network systems business.

Vice President and Executive Officer	Kazuhiro Tachibana	In charge of digital media business.

Vice President and Executive Officer	Taiji Hasegawa	In charge of automotive systems business.

Vice President and Executive Officer	Junzo Kawakami	In charge of automotive systems business (suspensions and brakes).

Vice President and Executive Officer	Minoru Tsukada	In charge of sales operations (Kansai area).

Vice President and Executive Officer	Makoto Ebata	In charge of group management.

Vice President and Executive Officer	Iwao Hara	In charge of human resources.

Vice President and Executive Officer	Shozo Saito	In charge of power systems engineering.

Executive Officer	Yasuo Sakuta	In charge of intellectual property.

Executive Officer	Takao Suzuki	In charge of sales operations (Chugoku area).

Executive Officer	Koichiro Nishikawa	In charge of business development.

Executive Officer	Masahiro Hayashi	In charge of system solutions business.

Hitachi Group Executive Officer	Isao Uchigasaki	In charge of group management strategy.

(Notes)

1.      Mr. Masaharu Sumikawa became Executive Vice President and Executive Officer from Executive Officer as of October 1, 2004. Mr. Takuya Tajima became Senior Vice President and Executive Officer from Vice President and Executive Officer as of October 1, 2004. Mr. Shozo Saito became Vice President and Executive Officer from Executive Officer as of October 1, 2004.

2. Mr. Junzo Kawakami was newly elected as Vice President and Executive Officer at the Company’s Board of Directors meeting on June 21, 2004 and assumed the position on October 1, 2004.

Interim Financial Information for the First Half of the Year Ending March 31, 2005

Consolidated Financial Statements (Summary)

Consolidated Balance Sheets

	Billions of yen

	September 30, 2004	March 31, 2004
(Assets)
Current assets	5,230.5	5,219.9
Investments and advances	880.8	908.9
Property, plant and equipment	2,318.0	2,232.8
Other assets	1,207.4	1,228.5
Total assets	9,636.8	9,590.3

(Liabilities and stockholders’ equity)
Current liabilities	3,738.0	3,911.0
Noncurrent liabilities	2,804.3	2,712.3
Minority interests	874.3	798.8
Total stockholders’ equity	2,220.0	2,168.1
Total liabilities and stockholders’ equity	9,636.8	9,590.3

Consolidated Income Statements

	Years ended March 31
	First half of 2005	First half of 2004	2004
	(Billions of yen)
Revenues	4,329.9	4,041.4	8,632.4
Operating income	127.3	20.2	184.8
Income before income taxes and minority interests	136.0	90.5	237.1
Income before minority interests	67.9	14.3	38.4
Net income	41.1	5.3	15.8

Consolidated Statements of Cash Flows

	Years ended March 31
	First half of 2005	First half of 2004	2004
	(Billions of yen)
Cash flows from operating activities	157.6	224.5	606.5
Cash flows from investing activities	(200.7)	(157.1)	(270.5)
Cash flows from financing activities	(111.2)	(173.7)	(374.4)
Effect of exchange rate changes on cash and cash equivalents	9.0	(12.7)	(25.3)
Net decrease in cash and cash equivalents	(145.3)	(119.0)	(63.7)
Cash and cash equivalents at beginning of period	764.3	828.1	828.1
Cash and cash equivalents at end of period	619.0	709.0	764.3

(Notes)	1. The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States.
2. Operating income and segment information have been prepared in conformity with accounting principles generally accepted in Japan.
3. The number of consolidated subsidiaries including variable interest entities is 988 and the number of companies accounted for under the equity method is 163 as of the end of September 2004.

Unconsolidated Financial Statements (Summary)

Unconsolidated Balance Sheets

	Billions of yen

	September 30, 2004	March 31, 2004
(Assets)
Current assets	1,686.5	1,909.4
Fixed assets	1,809.6	1,798.9
Tangible fixed assets	288.3	291.0
Intangible fixed assets	153.8	153.0
Investments	1,367.4	1,354.8
Total assets	3,496.1	3,708.3

(Liabilities and stockholders’ equity)
Current liabilities	1,424.3	1,819.4
Fixed liabilities	690.6	515.5
Total liabilities	2,114.9	2,335.0
Capital stock	282.0	282.0
Capital surplus	268.8	268.7
Retained earnings	833.7	823.7
Unrealized holding gains on securities	28.9	30.9
Treasury stock	(32.3)	(32.1)
Total stockholders’ equity	1,381.2	1,373.3
Total liabilities and stockholders’ equity	3,496.1	3,708.3

Unconsolidated Income Statements

	Years ended March 31
	First half of 2005	First half of 2004	2004
	(Billions of yen)
Revenues	1,152.8	1,128.2	2,488.8
Operating income (loss)	(21.7)	(6.9)	7.5
Ordinary income	9.6	10.0	20.1
Extraordinary gain	14.4	8.4	68.8
Extraordinary loss	—	4.9	10.1
Income before income taxes	24.1	13.5	78.9
Net income	26.5	19.2	40.1

(Notes)	1. Accumulated depreciation of tangible fixed assets: ¥785.1 billion.
2. Net income per share for the first half of the year ended March 31, 2005: ¥8.04
3. Extraordinary gain of ¥14.4 billion consists of ¥9.9 billion of gain on sale of investments and affiliates’ stock and ¥4.5 billion from sale of land.

Five-Year Summary

	Years ended March 31
	2001	2002	2003	2004	2005 (1st half)
	(Billions of yen)
Consolidated Financial Information
Revenues	8,416.9	7,993.7	8,191.7	8,632.4	4,329.9
Overseas revenues	2,625.6	2,549.1	2,645.2	2,977.5	1,620.6
Operating income (loss)	342.3	(117.4)	152.9	184.8	127.3
Net income (loss)	104.3	(483.8)	27.8	15.8	41.1

Unconsolidated Financial Information
Revenues	4,015.8	3,522.2	3,112.4	2,488.8	1,152.8
Operating income (loss)	98.5	(84.7)	53.7	7.5	(21.7)
Net income (loss)	40.1	(252.6)	28.2	40.1	26.5

Revenues by Industry Segment (Consolidated basis)

First half of year ended March 31, 2005
Information & Telecommunication Systems	21%
Electronic Devices	13%
Power & Industrial Systems	22%
Digital Media & Consumer Products	13%
High Functional Materials & Components	14%
Logistics, Services & Others	12%
Financial Services	5%

Subtotal	5,152.3 billion yen
Eliminations & Corporate items	822.4 billion yen
Total	4,329.9 billion yen

(Note) Percentage figures shown above are the proportions of each segment revenues to subtotal.

Operating Income by Industry Segment (Consolidated basis)

First half of year ended March 31, 2005
Information & Telecommunication Systems	21%
Electronic Devices	22%
Power & Industrial Systems	7%
Digital Media & Consumer Products	8%
High Functional Materials & Components	29%
Logistics, Services & Others	6%
Financial Services	7%

Subtotal	137.5 billion yen
Eliminations & Corporate items	10.2 billion yen
Total	127.3 billion yen

Overseas Revenues by Market (Consolidated basis)

First half of year ended March 31, 2005
Asia	43%
North America	27%
Europe	21%
Other Areas	9%